================================================================================

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                    Report of Foreign Private Issuer Pursuant
         to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                       For the quarter ended June 30, 2002

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]      Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

================================================================================

     The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).


CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to "we," "us," the "Company" or "Chartered" are to Chartered Semiconductor Manufacturing Ltd., a company organized under the laws of the Republic of Singapore.

     In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$", "US$", "dollars" and "U.S. dollars" are to the legal currency of the United States, and all references to "S$" and "Singapore dollars" are to the legal currency of Singapore. References to a particular "fiscal" year are to our fiscal year ended December 31 of that year.

     Our financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our plans for Fab 7 (including the initial production date), the accruals we have made for the estimated cost of obtaining technology licenses and our plans for technology roadmap (including the initial pilot production date on 90-nanometer core logic wafers), are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could affect the forward-looking statements are: changes in the industry and market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States as well as globally; customer demand and adoption of new technology; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the availability of our equipment; the successful implementation of our partnerships, technology and supply alliances; the availability of timely regulatory approvals and financing and terms thereof; the rate of technology migration, the competitiveness of our technology roadmap and intellectual property portfolio and changes in our internal development plans. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition, a description of certain other risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements


           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                         AND COMPREHENSIVE INCOME (LOSS)
         (In thousands of U.S. Dollars, except share and per share data)

                                                                                      US GAAP
                                                               ------------------------------------------------------
                                                                 Three Months Ended             Six Months Ended
                                                                      June 30,                       June 30,
                                                               ------------------------      ------------------------
                                                                 2001           2002           2001           2002
                                                               ---------      ---------      ---------      ---------
Net revenue                                                    $ 100,672      $ 127,458      $ 307,361      $ 211,820
Cost of revenue                                                  164,136        162,053        360,485        310,173
                                                               ---------      ---------      ---------      ---------
Gross loss                                                       (63,464)       (34,595)       (53,124)       (98,353)
                                                               ---------      ---------      ---------      ---------
Operating expenses:
  Research and development                                        20,664         21,605         41,855         46,313
  Fab start-up costs                                               3,741          1,465          9,118          3,366
  Sales and marketing                                              9,267         10,278         17,487         19,972
  General and administrative                                      10,562         10,287         23,460         24,852
                                                               ---------      ---------      ---------      ---------
    Total operating expenses                                      44,234         43,635         91,920         94,503
                                                               ---------      ---------      ---------      ---------
Operating loss                                                  (107,698)       (78,230)      (145,044)      (192,856)
Equity in loss of SMP                                            (25,220)       (21,969)       (43,852)       (51,787)
Other income                                                       5,457          6,771         13,048         11,980
Interest income                                                   14,947          3,919         27,801          8,265
Interest expense                                                 (11,649)       (10,551)       (15,008)       (21,298)
Exchange gain (loss)                                               2,952         (1,964)         1,556           (194)
                                                               ---------      ---------      ---------      ---------
Loss before income taxes                                        (121,211)      (102,024)      (161,499)      (245,890)
Income tax expense                                                (4,643)        (1,023)       (13,256)        (2,602)
                                                               ---------      ---------      ---------      ---------
Loss before minority interest                                   (125,854)      (103,047)      (174,755)      (248,492)
Minority interest in loss of CSP                                  18,297         12,375         36,290         29,452
                                                               ---------      ---------      ---------      ---------
Net loss                                                       $(107,557)     $ (90,672)     $(138,465)     $(219,040)
                                                               =========      =========      =========      =========
Derivative and hedging activities, including
 cumulative effect-type-adjustment in 2001                     $   2,787      $     (79)     $   2,208      $   4,320
Foreign currency translation                                          (6)            27            (22)            19
                                                               ---------      ---------      ---------      ---------
Other comprehensive income (loss)                                  2,781            (52)         2,186          4,339
                                                               ---------      ---------      ---------      ---------
Comprehensive loss                                             $(104,776)     $ (90,724)     $(136,279)     $(214,701)
                                                               =========      =========      =========      =========
Net loss per share and ADS
Basic net loss per share                                       $   (0.08)     $   (0.07)     $   (0.10)     $   (0.16)
Diluted net loss per share                                         (0.08)         (0.07)         (0.10)         (0.16)
Basic net loss per ADS                                         $   (0.78)     $   (0.65)     $   (1.00)     $   (1.58)
Diluted net loss per ADS                                           (0.78)         (0.65)         (1.00)         (1.58)
Number of shares (in millions) used in computing:
-- basic net loss per share                                      1,381.3        1,386.0        1,380.7        1,385.2
-- effect of dilutive options                                         --             --             --             --
                                                               ---------      ---------      ---------      ---------
-- diluted net loss per share                                    1,381.3        1,386.0        1,380.7        1,385.2
                                                               ---------      ---------      ---------      ---------
Number of ADS (in millions) used in computing:
-- basic net loss per ADS                                          138.1          138.6          138.1          138.5
-- effect of dilutive options                                         --             --             --             --
                                                               ---------      ---------      ---------      ---------
-- diluted net loss per ADS                                        138.1          138.6          138.1          138.5
                                                               ---------      ---------      ---------      ---------

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. Dollars)

                                                         U.S. GAAP
                                                 ---------------------------
                                                           As of
                                                 ---------------------------
                                                  December 31,    June 30,
                                                     2001           2002
                                                 -------------  ------------
ASSETS
Cash and cash equivalents                         $1,041,616    $  831,377
Accounts receivable                                   91,419       110,239
Inventories                                           12,766        18,915
Other current assets                                  16,439        18,721
                                                  ----------    ----------
    Total current assets                           1,162,240       979,252
Property, plant and equipment, net                 1,853,421     1,842,419
Investment in SMP                                     77,406        56,389
Other non-current assets                              51,275        48,745
                                                  ----------    ----------
    Total assets                                  $3,144,342    $2,926,805
                                                  ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                  $   82,743    $  131,378
Current installments of long-term debt               198,160        86,463
Accrued operating expenses                           153,635       160,198
Other current liabilities                             85,215        42,857
                                                  ----------    ----------
    Total current liabilities                        519,753       420,896
Long-term debt, excluding current installments       914,070     1,033,329
Other liabilities                                     66,298        64,178
                                                  ----------    ----------
    Total liabilities                              1,500,121     1,518,403
Minority interest                                     61,589        34,374
Shareholders' equity                               1,582,632     1,374,028
                                                  ----------    ----------
    Total liabilities and shareholders' equity    $3,144,342    $2,926,805
                                                  ==========    ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. Dollars)

                                                                               US GAAP
                                                                    -----------------------------
                                                                      For The Six Months Ended
                                                                    -----------------------------
                                                                     June 30,           June 30,
                                                                       2001                2002
                                                                    ----------         ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                            $ (138,465)        $ (219,040)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Equity in loss of SMP                                                  2,446             21,809
  Depreciation and amortization                                        214,140            226,836
  Foreign exchange gain on financing activities                            (68)            (1,472)
  Minority interest in loss of CSP                                     (36,290)           (29,452)
  Gain (loss) on disposal of property, plant and equipment                 (57)                38
  Other                                                                (11,004)               (21)
Changes in operating working capital:
  Accounts receivable                                                   87,246            (12,054)
  Amount due from (to) ST, ST affiliates and SMP, net                   42,598            (21,540)
  Inventories                                                           22,382             (6,149)
  Prepaid expenses                                                        (914)            (2,180)
  Trade accounts payable                                                (5,044)             7,161
  Accrued operating expenses                                           (45,142)             6,563
  Other current liabilities                                              5,911             (1,514)
                                                                    ----------         ----------
Net cash provided by (used in) operating activities                    137,739            (31,015)
                                                                    ----------         ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment and
 other assets                                                           14,589             17,245
Purchase of property, plant and equipment                             (307,382)          (169,459)
Technology license fees paid                                            (6,000)            (6,000)
                                                                    ----------         ----------
Net cash used in investing activities                                 (298,793)          (158,214)
                                                                    ----------         ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net                                                  14,633            (11,599)
Long-term debt
  Borrowings                                                           610,625            135,000
  Repayments                                                           (77,850)          (149,367)
Issuance of shares by the Company, net                                   3,343              4,748
Capital lease payments                                                  (2,129)                --
                                                                    ----------         ----------
Net cash provided by (used in) financing activities                    548,622            (21,218)
                                                                    ----------         ----------
Net increase (decrease) in cash and cash equivalents                   387,568           (210,447)
Effect of exchange rate changes on cash and cash equivalents              (802)               208
Cash at the beginning of the period                                    924,116          1,041,616
                                                                    ----------         ----------
Cash at the end of the period                                       $1,310,882         $  831,377
                                                                    ==========         ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2002

1.   Business and Organization

     Chartered Semiconductor Manufacturing Ltd. currently owns, or has an interest in, six fabrication facilities, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by the Company. The Company does not have a Fab 4. Fab 5 is operated by Silicon Manufacturing Partners Pte. Ltd. ("SMP"), which is jointly-owned with Agere Systems Singapore Pte. Ltd. ("Agere"). Fab 6 is operated by Chartered Silicon Partners Pte. Ltd. ("CSP"), a consolidated subsidiary, which is jointly-owned with Agilent Technologies Europe B.V. ("Agilent"), Singapex Investments Pte. Ltd. ("Singapex"), a wholly-owned subsidiary of Singapore Technologies Pte. Ltd. ("ST") and EDB Investments Pte. Ltd. ("EDBI"). Our sixth fab, Fab 7, in the process of being developed as the Company's first 300-mm facility, is ready for equipment installation. Fab 7 is wholly-owned and will be operated by the Company. Based on current assessment of the market demand, initial production from Fab 7 is expected in late third quarter of 2003.

     The Company was incorporated in Singapore in 1987. As of June 30, 2002, the Company was 60.5% owned by ST, and its affiliates. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.

2.   Basis of Presentation

     The results of operations reflect the interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

3.   Principles of Consolidation

     The accompanying condensed quarterly financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd. and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation.

4.   Contingencies

     As is typical in the semiconductor industry, the Company from time to time receives communications from third parties asserting patents that cover certain of its technologies and alleging infringements of certain intellectual property rights of others. The Company has acquired certain technology licenses and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

     The Company has accrued a liability for, and charged to the results of operations, the estimated costs of obtaining such licenses for third party technology. The amount accrued was $10.8 million as of June 30, 2002. No assurance can be given that such provisions are adequate.

5.   Inventories

     The Company states inventories at the lower of cost, determined on the weighted average basis, or market (net realizable value) and they consist of the following:

                                                                            As of
                                                               ------------------------------
                                                               December 31,          June 30,
                                                                   2001                2002
                                                               ------------          --------
                                                               (In thousands of U.S. Dollars)
Raw materials                                                     $ 1,147            $ 1,399
Work in process                                                     7,263             13,948
Consumable supplies and spares                                      4,850              3,771
                                                                  -------            -------
                                                                   13,260             19,118
Allowance for inventory obsolescence                                 (494)              (203)
                                                                  -------            -------
                                                                  $12,766            $18,915
                                                                  =======            =======

6.   Long-term debt

     The Company's long-term debt is summarized below:

                                                                                As of
                                                                  -------------------------------
                                                                  December 31,          June 30,
                                                                      2001                2002
                                                                  ------------         ----------
                                                                   (In thousands of U.S. Dollars)
Singapore dollar loans at fixed rates of 4% to 4.25%
 repayable in semi-annual installments                             $  287,355          $  239,386
Singapore dollar loans at floating rates repayable in
 February 2002 and June 2002                                           54,620                  --
U.S. dollar loan at floating rates repayable in semi-annual
 installments                                                         184,800             284,000
2.50% Senior Convertible Notes Due 2006                               585,455             596,406
                                                                   ----------          ----------
                                                                    1,112,230           1,119,792
Less current installments                                            (198,160)            (86,463)
                                                                   ----------          ----------
Long-term debt, excluding current installments                     $  914,070          $1,033,329
                                                                   ==========          ==========

     On May 14, 2002, the Company announced that it was seeking consents from one of its lenders and several of CSP's lenders to allow the Company to substantially increase CSP's net worth to enable CSP to satisfy a total debt to net worth ratio for two of its loans. Such increase in CSP's net worth was effected by converting amounts payable by CSP to the Company into a loan from the Company to CSP (the "Chartered Loan"). The Company has obtained the necessary consents from the lenders and CSP was in compliance with the total debt to net worth ratio as at June 30, 2002.

     In obtaining the consents, the two CSP loan agreements were amended to include the corresponding Subordination Agreements which subordinated amounts under the Chartered Loan to the amounts due by CSP to its other lenders under the above two loans.

7.   Stock-based compensation

     The Company measures stock-based employee compensation cost based on the intrinsic value at the grant date for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations.

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                 Three Months Ended         Six Months Ended
                                                      June 30,                  June 30,
                                             -----------------------      -----------------------
                                                2001          2002           2001          2002
                                             ---------      --------      ---------     ---------
Net loss
  As reported                                $(107,557)     $(90,672)     $(138,465)    $(219,040)
  Pro forma                                  $(125,753)     $(99,232)     $(179,707)    $(245,875)

Basic net loss per share
  As reported                                $   (0.08)     $  (0.07)     $   (0.10)    $   (0.16)
  Pro forma                                  $   (0.09)     $  (0.07)     $   (0.13)    $   (0.18)

Diluted net loss per share
  As reported                                $   (0.08)     $  (0.07)     $   (0.10)    $   (0.16)
  Pro forma                                  $   (0.09)     $  (0.07)     $   (0.13)    $   (0.18)

Basic net loss per ADS
  As reported                                $   (0.78)     $  (0.65)     $   (1.00)    $   (1.58)
  Pro forma                                  $   (0.91)     $  (0.72)     $   (1.30)    $   (1.78)

Diluted net loss per ADS
  As reported                                $   (0.78)     $  (0.65)     $   (1.00)    $   (1.58)
  Pro forma                                  $   (0.91)     $  (0.72)     $   (1.30)    $   (1.78)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                                      Three Months Ended           Six Months Ended
                                                           June 30,                    June 30,
                                                      -------------------          -----------------
                                                       2001         2002            2001       2002
                                                      ------        -----          -----      ------
                                                            (as a percentage of net revenue)
Net revenue                                            100.0%       100.0%         100.0%     100.0%
Cost of revenue                                        163.0        127.1          117.3      (146.4)
                                                      ------        -----          -----      ------
Gross loss                                             (63.0)       (27.1)         (17.3)      (46.4)
                                                      ------        -----          -----      ------
Operating expenses:
  Research and development                              20.5         17.0           13.6        21.9
  Fab start-up costs                                     3.7          1.1            3.0         1.6
  Sales and marketing                                    9.2          8.1            5.7         9.4
  General and administrative                            10.5          8.1            7.6        11.7
                                                      ------        -----          -----      ------
     Total operating expenses                           43.9         34.3           29.9        44.6
                                                      ------        -----          -----      ------
Operating loss                                        (106.9)       (61.4)         (47.2)      (91.0)
Equity in loss of SMP                                  (25.0)       (17.2)         (14.2)      (24.4)
Other income                                             5.4          5.3            4.2         5.7
Interest income                                         14.8          3.1            9.0         3.9
Interest expense                                       (11.6)        (8.3)          (4.8)      (10.1)
Exchange gain (loss)                                     2.9         (1.5)           0.5        (0.1)
                                                      ------        -----          -----      ------
Loss before income taxes                              (120.4)       (80.0)         (52.5)     (116.1)
Income tax expense                                      (4.6)        (0.8)          (4.3)       (1.2)
                                                      ------        -----          -----      ------
Loss before minority interest                         (125.0)       (80.8)         (56.8)     (117.3)
Minority interest in loss of CSP                        18.2          9.7           11.8        13.9
                                                      ------        -----          -----      ------
Net loss                                              (106.8)%      (71.1)%        (45.0)%    (103.4)%
                                                      ======        =====          =====      ======

Three months ended June 30, 2001 and June 30, 2002

     Net revenue. Net revenue increased 26.6% from $100.7 million for the three months ended June 30, 2001 to $127.5 million for the three months ended June 30, 2002. All segments were up, with the largest increase attributable to the computer segment.

     The number of eight-inch equivalent wafers shipped increased from 87.8 thousand wafers for the three months ended June 30, 2001 to 118.6 thousand wafers for the three months ended June 30, 2002, due to higher demand.

     Average selling price decreased from $1,147 per wafer for the three months ended June 30, 2001 to $1,075 per wafer for the three months ended June 30, 2002, as market pricing declines more than offset the favorable impact of a richer product mix.

     Cost of revenue and gross loss. Cost of revenue decreased 1.3% from $164.1 million for the three months ended June 30, 2001 to $162.1 million for the three months ended June 30, 2002. Lower direct costs and cost savings from our cost reduction programs were partly offset by higher depreciation of $3.1 million as a result of an increase in installed capacity of approximately 3%. Gross loss was $34.6 million, or negative 27.1% of net revenue, down from gross loss of $63.5 million, or negative 63.0% of net revenue, for the same quarter a year ago, primarily due to significantly higher revenues.

     Research and development expenses. Research and development expenses increased by 4.6% from $20.7 million for the three months ended June 30, 2001 to $21.6 million for the three months ended June 30, 2002. Investments have been stepped-up to accelerate the Company's technology roadmap which provides customers a breadth of processes enabling system-level integration.

     Fab start-up costs. Fab start-up costs, all related to Fab 7, decreased 60.8% from $3.7 million for the three months ended June 30, 2001 to $1.5 million for the three months ended June 30, 2002, due to a moderated activity level.

     Sales and marketing expenses. Sales and marketing expenses increased by 10.9% from $9.3 million for the three months ended June 30, 2001 to $10.3 million for the three months ended June 30, 2002, primarily due to expansion of worldwide sales and marketing activities to further enhance the level of customer support.

     General and administrative expenses. General and administrative expenses decreased marginally by $0.3 million from $10.6 million for the three months ended June 30, 2001 to $10.3 million for the three months ended June 30, 2002.

     Equity in loss of SMP. Equity in loss of SMP decreased 12.9% from $25.2 million for the three months ended June 30, 2001 to $22.0 million for the three months ended June 30, 2002 due to an increase in utilization rates caused by higher demand. See "Investment in SMP" for a more detailed discussion.

     Other income. Other income increased $1.3 million from $5.5 million for the three months ended June 30, 2001 to $6.8 million for the three months ended June 30, 2002 as a result of higher recognizable grants from the Government of Singapore.

     Interest income. Interest income decreased 73.8% from $14.9 million for the three months ended June 30, 2001 to $3.9 million for the three months ended June 30, 2002 due to a lower cash balance and lower interest rates on fixed deposits placed.

     Interest expense. Interest expense decreased $1.0 million from $11.6 million for the three months ended June 30, 2001 to $10.6 million for the three months ended June 30, 2002, due primarily to lower interest rates.

     Exchange gain (loss). We recognized an exchange loss of $2.0 million for the three months ended June 30, 2002 compared with a gain of $3.0 million for the three months ended June 30, 2001. The exchange loss of $2.0 million for the three months ended June 30, 2002 was due primarily to the weakening of the U.S. dollar against the Singapore dollar and Japanese yen.

     Income tax expense. Income taxes decreased 78.0% from $4.6 million for the three months ended June 30, 2001 to $1.0 million for the three months ended June 30, 2002 due to lower taxes payable on the lower level of interest income and lower taxes payable on Fab 1's income. In the three months ended June 30, 2001, income taxes on Fab 1's income were accrued based on the full corporate tax rate of 24.5%, whereas in the three months ended June 30, 2002, the taxes were accrued based on the concessionary rate of 10%, as we obtained post-pioneer status for Fab 1 in fourth quarter 2001.

     Minority interest in loss of CSP. Minority interest in loss of CSP decreased from $18.3 million for the three months ended June 30, 2001 to $12.4 million for the three months ended June 30, 2002, primarily due to significantly higher utilization resulting from increased demand for leading-edge products, partially offset by higher depreciation.

Six months ended June 30, 2001 and June 30, 2002

     Net revenue. Net revenue decreased 31.1% from $307.4 million for the six months ended June 30, 2001 to $211.8 million for the six months ended June 30, 2002. The significant drop in revenues was due to lower shipments to the communications and memory segments.

     The number of eight-inch equivalent wafers shipped decreased from 254.2 thousand wafers for the six months ended June 30, 2001 to 200.2 thousand wafers for the six months ended June 30, 2002, due to lower demand.

     Average selling price decreased from $1,209 per wafer for the six months ended June 30, 2001 to $1,058 per wafer for the six months ended June 30, 2002 as market pricing declines more than offset the favorable impact of a richer product mix.

     Cost of revenue and gross loss. Cost of revenue decreased 14.0% from $360.5 million for the six months ended June 30, 2001 to $310.2 million for the six months ended June 30, 2002. Lower direct costs and cost savings from our cost reduction programs were offset by higher depreciation of $5.2 million as a result of increased installed capacity of approximately 3%. Gross loss was $98.4 million, or negative 46.4% of net revenue, up from gross loss of $53.1 million, or negative 17.3% of net revenue, for the same period a year ago, reflecting the impact of lower revenues.

     Research and development expenses. Research and development expenses increased by 10.7% from $41.9 million for the six months ended June 30, 2001 to $46.3 million for the six months ended June 30, 2002 as the Company stepped up investments in next-generation technologies and modules in support of its strategy to provide a full suite of processes necessary for enabling system-level integration.

     Fab start-up costs. Fab start-up costs decreased 63.1% from $9.1 million for the six months ended June 30, 2001 to $3.4 million for the six months ended June 30, 2002, due to a moderated activity level.

     Sales and marketing expenses. Sales and marketing expenses increased 14.2% from $17.5 million for the six months ended June 30, 2001 to $20.0 million for the six months ended June 30, 2002, primarily due to increased support for customer prototyping services and higher spending for worldwide sales and marketing activities to further enhance the level of customer support.

     General and administrative expenses. General and administrative expenses increased 5.9% from $23.5 million for the six months ended June 30, 2001 to $24.9 million for the six months ended June 30, 2002 due primarily to an employee leave clearance program that extended throughout 2001, partly offset by a reduction in other payroll related expenses.

     Equity in loss of SMP. Our share of the loss in SMP increased 18.1% from $43.9 million for the six months ended June 30, 2001 to $51.8 million for the six months ended June 30, 2002 due primarily to a significant drop in the utilization rates caused by reduced demand. See "Investment in SMP" for a more detailed discussion.

     Other income. Other income decreased $1.0 million from $13.0 million for the six months ended June 30, 2001 to $12.0 million for the six months ended June 30, 2002.

     Interest income. Interest income decreased 70.3% from $27.8 million for the six months ended June 30, 2001 to $8.3 million for the six months ended June 30, 2002 due to a lower cash balance and lower interest rates on fixed deposits placed.

     Interest expense. Interest expense increased 41.9% from $15.0 million for the six months ended June 30, 2001 to $21.3 million for the six months ended June 30, 2002, due primarily to higher interest expense associated with the Company's $575 million 2.5% Senior Convertible Notes due 2006, which were issued in April 2001.

     Exchange gain (loss). We recognized an exchange gain of $1.6 million for the six months ended June 30, 2001 and an exchange loss of $0.2 million for the six months ended June 30, 2002. The exchange differences are due primarily to currency fluctuations between the U.S. dollar and the Singapore dollar and Japanese yen.

     Income tax expense. Income taxes decreased from $13.3 million for the six months ended June 30, 2001 to $2.6 million for the six months ended June 30, 2002 due to lower taxes payable on the lower level of interest income and lower taxes payable on Fab 1's income. In the six months ended June 30, 2001, income taxes on Fab 1's income were accrued based on the full corporate tax rate of 24.5%, whereas in the six months ended June 30, 2002, the taxes were accrued based on the concessionary rate of 10%, as we obtained post-pioneer status for Fab 1 in fourth quarter 2001.

     Minority interest in loss of CSP. Minority interest in loss of CSP decreased from $36.3 million for the six months ended June 30, 2001 to $29.5 million for the six months ended June 30, 2002, primarily due to significantly higher utilization resulting from increased demand for leading-edge products, partially offset by higher depreciation.


LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 2002, our principal sources of liquidity included $831.4 million in cash and cash equivalents and $620.4 million of unutilized banking and credit facilities consisting of short and medium term advances and bank guarantees.

     Net cash provided by operating activities totaled $137.7 million for the six months ended June 30, 2001. Net cash used in operating activities totaled $31.0 million for the six months ended June 30, 2002. The decrease was primarily due to the higher net loss incurred for the six months ended June 30, 2002, compared with the corresponding period in 2001, after taking into account the effect of non-cash adjustments and the unfavorable working capital change. The non-cash adjustments in the six months ended June 30, 2002 were primarily due to depreciation and amortization, minority interest in loss of CSP and equity in loss of SMP. The unfavorable working capital change during the same period was primarily due to the decrease in amounts due to SMP, and an increase in accounts receivable and inventories, partly offset by an increase in trade accounts payable and accrued operating expenses.

     Net cash used in investing activities totaled $298.8 million for the six months ended June 30, 2001 and $158.2 million for the six months ended June 30, 2002. Investing activities consisted primarily of capital expenditures totaling $307.4 million for the six months ended June 30, 2001 and $169.5 million for the six months ended June 30, 2002. Capital expenditures for the six months ended June 30, 2002 were mainly related to the purchase of production equipment for Fab 6 (CSP) and equipment for R&D use.

     Net cash provided by financing activities totaled $548.6 million for the six months ended June 30, 2001 and was primarily from the cash proceeds from our 2.5% Senior Convertible Notes due 2006, issued in early April 2001 and long-term borrowings incurred to finance the capital expenditures at CSP, partly offset by the repayment of term loans. Net cash used in financing activities totaled $21.2 million for the six months ended June 30, 2002. This was primarily due to the repayment of loans and refund of customer deposits partly offset by long-term borrowings incurred to finance the capital expenditures at CSP.

     In our 6-K filed on May 14, 2002, we announced that we were seeking consents from one of our lenders and several of CSP's lenders to allow us to substantially increase CSP's net worth to enable CSP to satisfy a total debt to net worth ratio for two of its loans. Such increase in CSP's net worth was effected by converting amounts payable by CSP to us into a loan from us to CSP (the "Chartered Loan"). We have obtained the necessary consents from the lenders and CSP was in compliance with the total debt to net worth ratio as at June 30, 2002.

     In obtaining the consents, the two CSP loan agreements were amended to include the corresponding Subordination Agreements which subordinated amounts under the Chartered Loan to the amounts due by CSP to its other lenders under the above two loans. Copies of the amendments and the corresponding Subordination Agreements are attached hereto as Exhibits 6.2 to 6.5 and are incorporated by reference.

     Further, one of the CSP loan agreements was also amended to ensure that it continued to recognize a new guarantee from the guarantor banks in favor of the Economic Development Board, replacing the existing guarantee. A copy of the Fourth Supplemental Agreement dated May 21, 2002 is attached hereto as Exhibit
6.1 and incorporated by reference.


MODIFICATION OF AGERE JOINT DEVELOPMENT AGREEMENT

     In our most recent Form 20-F, we indicated that as a result of Agere Systems Inc.'s recent initiatives to increase manufacturing flexibility, we and Agere Systems Inc. would work together to develop potential modifications to our joint development agreement which would better align with Agere Systems Inc.'s evolving fab-lite strategy. An amendment to the original July 2000 agreement, which covered 0.13-micron, 100-nanometer and 80-nanometer process technologies, was signed by the two parties on June 28, 2002. A copy of the Amended and Restated Joint Development Agreement is attached hereto as Exhibit 6.6 and is hereby incorporated by reference.

     Development work on the first node, 0.13-micron, is substantially completed. We have taken sole responsibility for the second and third nodes and are staffing the activity accordingly. Under the amendment, if requested by us, Agere Systems Inc. will provide consulting services on technical issues for the first and second nodes, on mutually agreeable terms. We are free to engage with another technology partner on the second and subsequent nodes.

INVESTMENT IN SMP

     Our investment in SMP as of December 31, 2001 and June 30, 2002 is shown below:

                                                                      As of
                                                         ------------------------------
                                                          December 31,         June 30,
                                                              2001               2002
                                                         -------------         --------
                                                         (in thousands of U.S. Dollars)
Cost                                                        $120,959           $120,959
Share of retained post-formation losses                      (33,273)           (55,082)
Share of accumulated other comprehensive loss                (10,280)            (9,488)
                                                            ---------          --------
                                                            $ 77,406           $ 56,389
                                                            =========          ========

     We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement, the parties do not share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP's net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.

     Under the assured supply and demand agreement that both the joint venture partners signed with SMP, the joint venture partners are billed for allocated wafer capacity if the wafers started for them are less than their allocated capacity. The allocated wafer capacity billed and billable to us was $21.5 million and $9.0 million for the three months ended June 30, 2001 and 2002, respectively, and $41.4 million and $30.0 million for the six months ended June 30, 2001 and 2002, respectively.

     Reconciliation of equity in loss of SMP between consolidated statements of operations and consolidated statements of cash flows:

                                                         Three Months Ended         Six Months Ended
                                                             June 30,                  June 30,
                                                        --------------------      ---------------------
                                                          2001        2002          2001         2002
                                                        --------    --------      --------     --------
Equity in loss of SMP in consolidated statements
 of operations                                          $(25,220)   $(21,969)     $(43,852)    $(51,787)
Allocated wafer capacity cost                             21,498       8,968        41,406       29,978
                                                        --------    --------      --------     --------
Equity in loss of SMP in consolidated statements
 of cash flows                                          $ (3,722)   $(13,001)     $ (2,446)    $(21,809)
                                                        ========    ========      ========     ========

     Summarized financial information for SMP is shown below:

                                                          As of
                                             --------------------------------
                                             December 31,            June 30
                                                 2001                  2002
                                             ------------           ---------
                                              (in thousands of U.S. Dollars)
Current assets                                $ 164,663             $ 175,906
Other assets                                      3,696                 3,192
Property, plant and equipment                   512,376               466,477
Current installments of long-term debt          (96,429)             (107,143)
Other current liabilities                       (42,554)              (55,165)
Long-term debt                                 (278,571)             (225,000)
Other liabilities                               (25,984)              (21,831)
                                              ---------             ---------
Shareholders' equity                          $ 237,197             $ 236,436
                                              =========             =========

                                 Three Months Ended        Six Months Ended
                                       June 30,                 June 30,
                               ---------------------     ----------------------
                                 2001          2002        2001         2002
                               --------      -------     --------     ---------
Net revenue(1)                 $ 55,157      $73,841     $147,138     $ 134,503
Gross profit                      6,946       11,304       36,254        16,663
Operating income                  5,035        9,324       32,730        12,489
Net income (loss)                (5,251)       1,289       19,178        (2,378)

Note (1): Net revenue includes billings for allocated wafer capacity of $28.8 million and $10.9 million for the three months ended June 30, 2001 and 2002, respectively, and $53.7 million and $37.6 million for the six months ended June 30, 2001 and 2002, respectively.


TECHNOLOGY ROADMAP

     Periodically, the Company updates its technology roadmap based on industry trends, expected customer adoption of technology, and the Company's internal development plans. During the last year, the technology node expected to follow 0.13-micron has generally been re-targeted by the industry to 90-nanometer instead of 100-nanometer. Also, we believe customer adoption of 90-nanometer technology will occur later than earlier thought due primarily to industry challenges with 0.13-micron technology. Accordingly, the Company has re-targeted its 100-nanometer development program to 90-nanometer and has re-aligned its internal development schedule. Consistent with its plan to engage customers in the same design window as industry leaders, the Company anticipates that initial pilot production on 90-nanometer core logic wafers will take place in fourth quarter 2003.


Item 3. Quantitative and Qualitative Disclosures About Market Risk

     Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, our company utilizes derivative financial instruments, the application of which is primarily for hedging purposes and not for speculative purposes.

INTEREST RATE RISK

     Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage the exposure to financial market risk by performing ongoing evaluations of our investment portfolio and investing in short-term investment-grade corporate securities. These securities are highly liquid and generally mature within 12 months from our purchase date. Due to the short maturities of our investments, the carrying value approximates the fair value. In addition, we do not use our investments for trading or other speculative purposes.

     We are exposed to interest rate risk on our existing floating rate debt and on additional debt financing that may be periodically needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.

          As of June 30, 2002, our debt obligations are as follows:

                                                             EXPECTED MATURITY DATE                      WEIGHTED    DECEMBER
                                                      (IN THOUSANDS, EXCEPT INTEREST RATE)               AVERAGE     31, 2001
                                       ---------------------------------------------------------------   INTEREST   ----------
                                         2002      2003      2004       2005       2006       TOTAL        RATE        TOTAL
                                       -------   -------   --------   --------   --------   ----------   --------   ----------
LONG TERM DEBT
U.S. dollar at floating
 rate                                       --        --   $ 94,667   $ 94,667   $ 94,666   $  284,000     2.77%    $  184,800
Singapore dollar at
 fixed rate(1)(2)                      $55,232   $62,462     53,846     53,846     14,000      239,386     5.47%       287,355
Singapore dollar at
 floating rate                              --        --         --         --         --           --       --         54,620
2.5% convertible
 notes(3)                                   --        --         --         --    596,406      596,406     5.25%       585,455
                                       -------   -------   --------   --------   --------   ----------              ----------
Total                                  $55,232   $62,462   $148,513   $148,513   $705,072   $1,119,792              $1,112,230
                                       =======   =======   ========   ========   ========   ==========              ==========

                                                         AS OF
                                             -----------------------------
                                             JUNE 30,         DECEMBER 31,
                                               2002               2001
                                             --------         ------------
ACCOUNTS PAYABLE
U.S. dollar                                  $ 78,995           $38,547
Singapore dollar(1)                            21,058            22,767
Japanese yen(1)                                13,423             5,878
Others                                         17,902            15,551
                                             --------           -------
Total Payable                                $131,378           $82,743
                                             ========           =======

(1) We have entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to U.S. dollars.

(2) We have entered into a cross currency swap to convert one of the Singapore dollar fixed rate loans to a US dollar denominated fixed rate instrument.

(3) In 2001, we entered into an interest rate swap contract in respect of the fixed-rate interest obligations associated with $200.0 million of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to hedge against fair value risk.

     As of June 30, 2002, 56.7% of our outstanding debt obligations bore fixed interest rates. We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 43.3% of our outstanding debt obligations bear floating interest rates. We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations.


FOREIGN CURRENCY RISK

     Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional currency, against the Japanese yen and the Singapore dollar.

     To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We utilize, from time to time, currency forward contracts to hedge so as to minimize our exposure to specific currency risks related to equipment purchase commitments, primarily in Japanese yen. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars.

     The table below provides information about our derivative financial instruments and presents the information in U.S. dollar equivalents.

                                                  AS OF JUNE 30, 2002
                               --------------------------------------------------------      AS OF
                                       EXPECTED MATURITY DATE OF NOTIONAL AMOUNTS         DECEMBER 31,
                                          (IN THOUSANDS, EXCEPT EXCHANGE RATE)                2001
                               ---------------------------------------------------------  ------------
                                 2002     2003       2004      2005    2006      TOTAL        TOTAL
                               -------   -------   -------   -------   ----     --------  ------------
FORWARD EXCHANGE AGREEMENTS
(Receive S$/Pay US$)
Contract Amount                $50,491   $38,245   $28,292   $27,409     --     $144,437     $242,333
Average Contractual
 Exchange Rate                    1.76      1.75      1.75      1.73                1.75         1.75
(Receive Euro/Pay US$)
Contract Amount                  1,288        --        --        --     --        1,288           --
Average Contractual
 Exchange Rate                   0.966                                             0.966
                               -------   -------   -------   -------   ----     --------     --------
Total Contract Amount          $51,779   $38,245   $28,292   $27,409     --     $145,725     $242,333
                               =======   =======   =======   =======   ====     ========     ========

                                                        AS OF JUNE 30, 2002                      AS OF DECEMBER 31, 2001
                                              --------------------------------------     --------------------------------------
                                              Carrying        Amount      Percentage     Carrying        Amount      Percentage
                                               Amount         Hedged        Hedged        Amount         Hedged        Hedged
                                              --------       --------     ----------     --------       --------     ----------
NON-US DOLLAR LIABILITIES
Accounts payable
  Japanese yen                                $ 13,423             --          --        $  5,878             --          --
  Singapore dollar                              21,058       $  6,000        28.5%         22,767             --          --
  Others                                        17,902          3,749        20.9          15,551             --          --
Foreign Currency Loan
 Singapore dollar                              239,386        239,386       100.0         341,975        341,975       100.0%
Future Interest Payable on Debt
 Singapore dollar                                4,601          4,601       100.0           5,791          5,791       100.0
                                              --------       --------       -----        --------       --------       -----
Total                                         $296,370       $253,736        85.6%       $391,962       $347,766        88.7%
                                              ========       ========       =====        ========       ========       =====

                           PART II - OTHER INFORMATION


Item 1. Legal Proceedings

     The Company is not involved in any legal proceedings that we believe would be harmful to the Company.


Item 2. Changes in Securities and Use of Proceeds

     None


Item 3. Defaults Upon Senior Securities.

     None.


Item 4. Submission of Matters to a Vote of Security Holders.

     The Company hereby incorporates by reference the information and exhibit set forth in the Form 6-K (File 000-27811) filed with the Securities and Exchange Commission on June 13, 2002 containing information on the resolutions duly passed at the fourteenth Annual General Meeting of the Company held on May 15, 2002.


Item 5. Other Information

     The Board of Directors has appointed Mr. Jim Norling, previously Deputy Chairman to succeed Ms. Ho Ching as Chairman of the Board of Directors with effect from August 1, 2002. Ms. Ho Ching, who has served as Chairman of the Board of Directors since August 1995, has stepped down as Chairman and Director of the Company with effect from the same day.

        The Board of Directors has appointed Mr. Koh Beng Seng as Chairman of the Audit Committee with effect from August 1, 2002. Mr. Sum Soon Lim, who has held the position of Chairman of the Audit Committee since January 1996, will remain a member of the Audit Committee of the Company.

Item 6. Exhibits and Reports on Form 6-K

(a)     Exhibits

*6.1    Fourth Supplemental Agreement dated May 21, 2002 by and among Chartered
        Silicon Partners Pte. Ltd., the banks on the signature pages thereto, as Lenders and ABN Amro Bank N.V. (Singapore Branch) as Agent and Security
        Trustee relating to the Credit Agreement dated March 12, 1998 as amended by and among Chartered Silicon Partners Pte. Ltd., the banks named on the signature pages thereto, as lenders, and ABN Amro Bank (Singapore
        Branch), as Agent (the "CSP First Phase Credit Agreement")

*6.2    Subordination Agreement dated June 28, 2002 by and among the Company,
        Chartered Silicon Partners Pte. Ltd. as Borrower and ABN Amro Bank N.V.
        Singapore Branch as Agent relating to the CSP First Phase Credit
        Agreement .

*6.3 Letter dated June 26, 2002 from ABN AMRO Bank N.V., Singapore Branch to the Company amending the First Phase Credit Agreement by incorporating the Subordination Agreement pertaining to the First Phase Credit
        Agreement.

*6.4    Subordination Agreement dated June 28, 2002 by and among the Company,
        Chartered Silicon Partners Pte. Ltd. as Borrower and ABN Amro Bank N.V.
        Singapore Branch as Security Trustee, relating to the Credit Agreement dated September 28, 2000 as amended by and among Chartered Silicon
        Partners Pte. Ltd., the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore Branch, as Agent and Security
        Trustee (the "CSP Second Phase Credit Agreement").

*6.5 Letter dated June 26, 2002 from ABN AMRO Bank N.V., Singapore Branch to the Company amending the Second Phase Credit Agreement by incorporating the Subordination Agreement pertaining to the Second Phase Credit
        Agreement.

*++6.6  Amended and Re-stated Joint Development Agreement for Process
        Technologies effective as of June 28, 2002 by and among the Company, Agere Systems Inc. (formerly "Lucent Technologies Inc.") and Agere
        Systems Singapore Pte. Ltd. (formerly "Lucent Technologies
        Microelectronics Pte. Ltd.")


(b)     Reports on Form 6-K

        During the quarter ended June 30, 2002, the Company filed the following current reports on Form 6-K:

1. On April 16, 2002, we filed a Form 6-K reporting the distribution of the Company's proxy statement and supplementary financial statements for the year ended December 31, 2001 for the annual shareholders' meeting to be held on May 15, 2002. Copies of the proxy statement and supplementary financial statements were filed as exhibits.

--------------------------------------
* Filed herewith
++ Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

2. On April 19, 2002, we filed a Form 6-K reporting the announcement of our earnings for the first quarter ended March 31, 2002.

3. On April 24, 2002, we filed a Form 6-K announcing the appointment of Jim Norling as interim President and CEO.

4. On May 14, 2002, we filed a Form 6-K reporting our quarterly information for the quarter ended March 31, 2002.

5. On May 21, 2002, we filed a Form 6-K favorably revising our revenue and earnings guidance for the second quarter ended June 30, 2002.

6. On June 13, 2002, we filed a Form 6-K reporting the matters which were duly approved by the shareholders at the Company's annual shareholders' meeting held on May 15, 2002.

7. On June 26, 2002, we filed a Form 6-K announcing the appointment of Chia Song Hwee as President and CEO and George Thomas as Vice President and CFO.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: August 14, 2002


                              CHARTERED SEMICONDUCTOR
                              MANUFACTURING LTD

                              By: /s/ Chia Song Hwee
                              -------------------------------
                              Name:  Chia Song Hwee
                              Title: President and Chief Executive Officer

                              By: /s/ George Thomas
                              -------------------------------
                              Name:  George Thomas
                              Title: Vice President and Chief Financial Officer

                                  Exhibit Index

*6.1    Fourth Supplemental Agreement dated May 21, 2002 by and among Chartered
        Silicon Partners Pte. Ltd., the banks on the signature pages thereto, as Lenders and ABN Amro Bank N.V. (Singapore Branch) as Agent and Security
        Trustee relating to the Credit Agreement dated March 12, 1998 as amended by and among Chartered Silicon Partners Pte. Ltd., the banks named on the signature pages thereto, as lenders, and ABN Amro Bank (Singapore
        Branch), as Agent (the "CSP First Phase Credit Agreement")

*6.2    Subordination Agreement dated June 28, 2002 by and among the Company,
        Chartered Silicon Partners Pte. Ltd. as Borrower and ABN Amro Bank N.V.
        Singapore Branch as Agent relating to the CSP First Phase Credit
        Agreement .

*6.3 Letter dated June 26, 2002 from ABN AMRO Bank N.V., Singapore Branch to the Company amending the First Phase Credit Agreement by incorporating the Subordination Agreement pertaining to the First Phase Credit
        Agreement.

*6.4    Subordination Agreement dated June 28, 2002 by and among the Company,
        Chartered Silicon Partners Pte. Ltd. as Borrower and ABN Amro Bank N.V.
        Singapore Branch as Security Trustee, relating to the Credit Agreement dated September 28, 2000 as amended by and among Chartered Silicon
        Partners Pte. Ltd., the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore Branch, as Agent and Security
        Trustee (the "CSP Second Phase Credit Agreement").

*6.5 Letter dated June 26, 2002 from ABN AMRO Bank N.V., Singapore Branch to the Company amending the Second Phase Credit Agreement by incorporating the Subordination Agreement pertaining to the Second Phase Credit
        Agreement.

*++6.6  Amended and Re-stated Joint Development Agreement for Process
        Technologies effective as of June 28, 2002 by and among the Company, Agere Systems Inc. (formerly "Lucent Technologies Inc.") and Agere
        Systems Singapore Pte. Ltd. (formerly "Lucent Technologies
        Microelectronics Pte. Ltd.")

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* Filed herewith
++ Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.